Exhibit 12.1

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Fiscal Year Ended					Six Months Ended
	December 30, 2006	December 31, 2005	January 1, 2005	December 31, 2003	December 31, 2002	June 30, 2007	July 1, 2006

EARNINGS
Earnings from continuing operations before income taxes	$720,641	$621,404	$537,192	$455,107	$373,358	$379,246	$376,676

Plus fixed charges
Interest expense	33,883	10,028	4,810	3,746	1,754	24,814	15,854
Portion of rent under operating leases representative of the interest component	8,190	7,659	5,778	5,513	3,405	4,298	4,095

TOTAL FIXED CHARGES	42,073	17,687	10,588	9,259	5,159	29,112	19,949

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$762,714	$639,091	$547,780	$464,366	$378,517	$408,358	$396,625

RATIO OF EARNINGS TO FIXED CHARGES	18.1	36.1	51.7	50.2	73.4	14.0	19.9